UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )(1)

ELECTRO-SENSORS, INC.
(Name of Issuer)
Common Stock, par value $0.10
(Title of Class of Securities)
285233 10 2
(CUSIP Number)
Nicholas Swenson
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416
Telephone: (612) 353-6380

With a copy to:

Frank Vargas, Esq.
Gray Plant Mooty
500 IDS Center
Minneapolis, MN 55402
Telephone: (612) 632-3420
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	285233 10 2

1	NAMES OF REPORTING PERSONS Nicholas Swenson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		334,806 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		334,806 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

334,806 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.	Security and Issuer.
This statement relates to shares of the Common Stock, par value $0.10 per share, of Electro-Sensors Inc. a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6111 Blue Circle Drive, Minnetonka, Minnesota 55343.

Item 2.	Identity and Background.

1)	(a)	Nicholas Swenson

	(b)	Address:	3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416

	(c)	Principal Business:	Private Investor.

	(f)	Citizenship:	United States
No person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
No person described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The source of the funds used for purchases is the personal investment capital of Nicholas Swenson.

Item 4.	Purpose of Transaction.
The securities disclosed herein were, at the time of purchase, acquired for investment purposes in the ordinary course of business.
Except as set forth in this Item 4, Mr. Swenson has no present plans or proposal that relates to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Swenson has in the past and intends to continue in the future to review his whole portfolio, including this Issuer and depending on a number of factors, including, without limitation, the Issuer’s common stock price, conditions in the stock market and Issuer’s industry and general economic conditions and may take actions as he feels appropriate, including, without limitation, purchasing additional shares of common stock or selling some or all of his shares or to change his intentions with respect to any and all matters discussed in Item 4.

Item 5.	Interests in Securities of the Issuer.
(a) Mr. Swenson owns 334,806 shares of the outstanding Common Stock of the issuer, representing approximately 9.9% of the Common Stock (based on 3,381,999 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, for the period ended September 30, 2010):
(b) Nicholas Swenson does not share voting and dispositive power with respect to any shares.
(c) The following open market transactions have occurred in the last sixty days:

Trade Date	Activity	Number of Shares	Average Price Per Share
1/13/11	Buy	1,200	$4.40
1/28/11	Buy	1,400	$4.35
2/11/11	Buy	100	$4.35
2/16/11	Buy	2,874	$4.6927
2/17/11	Buy	3,850	$4.7418
2/22/11	Sell	(500)	$4.80
2/23/11	Sell	(300)	$4.81
2/25/11	Sell	(200)	$4.55
3/10/11	Buy	6,181	$4.4985
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
N/A
SIGNATURE
After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.
Dated: March 16, 2011

/s/ Nicholas Swenson
Nicholas Swenson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).